July 15, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delcath Systems, Inc. (the “Company”)

File No. 333-204979

Registration Statement on Form S-1

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of the Company that the effective time of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4 p.m. Eastern Time on July 15, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from July 14, 2015 and the date hereof, the preliminary prospectus dated July 14, 2015 was distributed approximately as follows:

•	0 to prospective underwriters;
•	314 to institutional investors;
•	3 to prospective dealers;
•	119 to others (including individuals).

The representative confirms on behalf of itself and the several underwriters that they have complied and will comply with the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature page follows]

Very truly yours,

Roth Capital Partners, LLC

By: /s/ Aaron M. Gurewitz

Name: Aaron M. Gurewitz

Title:   Head of Equity Capital Markets